UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STRATEGIC STORAGE TRUST, INC.

(Name of Subject Company)

STRATEGIC STORAGE TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

H. Michael Schwartz

Chief Executive Officer

Strategic Storage Trust, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael K. Rafter, Esq.

Baker, Donelson, Bearman, Caldwell and Berkowitz, PC

3414 Peachtree Road

Suite 1600

Atlanta, Georgia 30326

(404) 577-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by Coastal Realty Business Trust and MacKenzie Capital Management, LP (the “Offerors”) to acquire up to 3,000,000 shares of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Strategic Storage Trust, Inc., a Maryland corporation (the “Company”) at a purchase price of $7.25 per share (the “Offer Price”) in cash, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on July 18, 2014 (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares pursuant to the Tender Offer.

Item 1. Subject Company Information.

(a) The Company’s name and the address and telephone number of its principal executive office is as follows:

Strategic Storage Trust, Inc.

111 Corporate Drive, Suite 120

Ladera Ranch, California 92694

(877) 327-3485

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, of which there were 57,027,784 shares outstanding as of June 30, 2014.

Item 2. Identity and Background of Filing Person.

(a) The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(d) This Schedule 14D-9 relates to the Tender Offer by the Offerors pursuant to which the Offerors have offered to acquire, subject to certain terms and conditions, up to 3,000,000 Shares at a purchase price of $7.25 per share. The Tender Offer is on the terms and subject to the conditions described in the Schedule TO. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Tender Offer.” Unless the Exchange Offer is extended, it will expire on September 4, 2014.

According to the Offerors’ Schedule TO, the business address and telephone number for the Offerors is 1640 School Street, Moraga, California, 94556, (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(d) To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for (A) the potential self-administration transaction discussed in Item 4(b) below, and (B) the agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the section entitled “Risk Factors – Risks Related to Conflicts of Interest” contained in Item 1A. of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 31, 2014 and incorporated herein by reference, and Note 7, Related Party Transactions, and Note 12, Subsequent Events, of the Notes to Consolidated Financial Statements for the Year Ended December 31, 2013 contained in such Form 10-K. The Annual Report on Form 10-K referred to above was previously delivered to all stockholders and is available for free on the SEC’s website at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

The Board of Directors of the Company, at a telephonic meeting held on July 30, 2014, evaluated and assessed the terms of the Tender Offer, as well as other relevant facts and information. At such meeting, the Board unanimously determined that the Tender Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Tender Offer and not tender their Shares to the Offerors pursuant to the Tender Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares pursuant to the Tender Offer.

(b) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors: (i) consulted with the Company’s management and Strategic Storage Trust Advisor, LLC, the Company’s advisor, as well as the Company’s legal advisors; (ii) reviewed the Schedule TO of the Offerors; (iii) relied upon other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; (iv) evaluated various relevant and material factors in light of the Board’s knowledge of the business, financial condition, portfolio of properties, and future prospects of the Company; and (v) took into account the fact that the Offerors are making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The following were the main factors considered by the Board:

(1) the Board’s significant knowledge of each of the Company’s assets based, in part, upon the review associated with the approval of each acquisition by the Company;

(2) the historical financial data disclosed on the Company’s Form 10-Q and Form 10-K filings over the past few quarters and the positive trends shown in that financial data, including the following same-store operating results:

•	Same-store revenue growth of 7.6% for the quarter ended March 31, 2014;

•	Same-store net operating income growth of 8.1% for the quarter ended March 31, 2014;

•	Same-store revenue growth of 9.1% for the year ended December 31, 2013;

•	Same-store net operating income growth of 17.2% for the year ended December 31, 2013;

•	Same-store average physical occupancy growth of 3% for the quarter ended March 31, 2014; and

•	Same-store average physical occupancy growth of 5% for the year ended December 31, 2013.

(3) the Board’s discussions with management related to the future of the Company, including on-going discussions and negotiations relating to a potential self-administration transaction in which the Company would potentially acquire substantially all of the operating assets of Strategic Storage Holdings, LLC, the parent company of the Company’s advisor and property manager, and potential exit strategies;

(4) the Offerors state that they “arrived at the $7.25 Offer Price by applying a liquidity discount to the Corporation’s estimated per share value”, but they do not provide any analysis of how they arrived at the liquidity discount or the $7.25 Offer Price;

(5) the $7.25 Offer Price proposed by the Offerors is significantly lower than the Company’s estimated net asset value per Share of $10.79 as of December 31, 2011, especially in light of the fact that the Company is currently in the process of updating its estimated net asset value at an amount per share that would be anticipated to substantiate the belief that the Offeror’s $7.25 Offer Price is too low; and

(6) the Board believes that the Offer Price represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a significant profit for themselves, thereby depriving the stockholders who tender Shares of the potential opportunity to realize the full long-term value of their investment in the Company.

The foregoing discussion of the information and factors considered by the Board of Directors, and the recommendation of the Board of Directors, is not meant to be exhaustive. The members of the Board of Directors evaluated various factors in light of their knowledge of the business, financial condition, assets, and prospects of the Company. The recommendation of the Board of Directors was made after considering the totality of the information and factors involved.

Based upon the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or its stockholders.

(c) Intent to Tender.

To the best knowledge of the Company, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 6. Interest in Securities of the Subject Company.

(b) During the past sixty days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Number of Units	Price per Unit	Nature of Transaction
Harold “Skip” Perry	June 16, 2014 July 15, 2014	46.2760 45.0310 91.3070 (Total)	$10.25	DRP shares

Timothy S. Morris	June 16, 2014 July 15, 2014	45.9580 44.7310 90.6890 (Total)	$10.25	DRP shares

H. Michael Schwartz	June 16, 2014 July 15, 2014	0.1160 0.1130 0.2290 (Total)	$10.25	DRP shares

Item 7. Purposes of the Transaction and Plans or Proposals.

(d) The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.

(b) Certain statements contained in this Schedule 14D-9, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about the Company’s plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the Securities and Exchange Commission. The Company cannot guarantee the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations and provide distributions to stockholders, and the Company’s ability to find suitable investment properties, may be significantly hindered.

Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•	The Company has limited established financing sources and the Company cannot assure you that it will be successful in the marketplace.

•	The Company has incurred operating losses to date, has an accumulated deficit and the Company’s operations may not be profitable in 2014.

•	To date, the Company has paid distributions from sources other than cash flow from operations; therefore, the Company will have fewer funds available for the acquisition of properties, and stockholders’ overall return may be reduced.

•	There is currently no public trading market for the Company’s shares and there may never be one; therefore, it will likely be difficult for stockholders to sell their shares.

•	In determining the Company’s estimated net asset value per share, the Company primarily relied upon a valuation of its portfolio of properties as of December 31, 2011. Valuations and appraisals of the Company’s properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore the Company’s estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of the Company’s properties.

•	The Company’s ability to operate profitably will depend upon the ability of the Company’s advisor to efficiently manage the Company’s day-to-day operations and the ability of the Company’s property manager to effectively manage the Company’s properties.

•	The Company does not own or control the intellectual property rights to the “SmartStop® Self Storage” brand and other trademarks and intellectual property used by the Company in connection with its self storage facilities; therefore, the Company could potentially lose revenues and incur significant costs if it ceases to operate under this brand.

•	The Company’s advisor, property manager and their officers and certain of the Company’s key personnel will face competing demands relating to their time, and this may cause the Company’s operating results to suffer.

•	The Company’s advisor will face conflicts of interest relating to the incentive distribution structure under the Company’s operating partnership agreement, which could result in actions that are not necessarily in the long-term best interests of the Company’s stockholders.

•	Payment of fees to the Company’s advisor and its affiliates will reduce cash available for investment and distribution.

•	Because the Company is focused on the self storage industry, the Company’s rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on the Company’s rental revenues than if the Company owned a more diversified real estate portfolio.

•	The Company will depend on the property manager’s on-site personnel to maximize customer satisfaction at each of the Company’s facilities, and any difficulties the property manager encounters in hiring, training and retaining skilled field personnel may adversely affect the Company’s rental revenues.

•	The Company may suffer reduced or delayed revenues for, or have difficulty selling, properties with vacancies.

•	The Company may not be able to sell its properties at a price equal to, or greater than, the price for which the Company purchased such properties, which may lead to a decrease in the value of the Company’s assets.

•	Adverse economic conditions will negatively affect the Company’s returns and profitability.

•	If the Company breaches covenants under certain of its loans, the Company could be held in default under such loans, which could accelerate the Company’s repayment date and materially adversely affect the value of a stockholder’s investment in the Company.

•	Failure to qualify as a REIT would adversely affect the Company’s operations and ability to make distributions, as the Company would incur additional tax liabilities.

•	Stockholders may have tax liability on distributions they elect to reinvest in the Company’s common stock.

•	There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in the Company’s shares which could cause an investment in the Company to be a prohibited transaction and could result in additional tax consequences.

Certain other factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 31, 2014 and incorporated herein by reference.

Item 9. Exhibits.

Exhibit	Description

(a)(1)*	Letter to Stockholders dated August 1, 2014.

(e)(1)**	Excerpt from Strategic Storage Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 30, 2014.

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 and filed herewith.

**	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC STORAGE TRUST, INC.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz
Chief Executive Officer

Date: August 1, 2014

EXHIBIT INDEX

Exhibit	Description

(a)(1)*	Letter to Stockholders dated August 1, 2014.

(e)(1)**	Excerpt from Strategic Storage Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 31, 2014.

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 and filed herewith.

**	Incorporated by reference as provided in Items 3 and 8 hereto.